Exhibit K

November 3, 2008

Board of Directors

LOUD Technologies Inc.

16220 Wood-Red Road, N.E.
Woodinville, Washington 98072

Gentlemen:

We are pleased to submit this going private transaction proposal (the “Transaction”) to acquire all of the issued and outstanding common stock of LOUD Technologies Inc. (the “Company”) not currently held by Sun Mackie, LLC (referred to herein as “Sun” or “us”), which currently owns approximately 76.2% of the outstanding common stock of the Company.  We are prepared to offer $1.45 in cash per share of common stock.  We believe this is a full and fair price, which will provide the public shareholders of the Company with a 45% premium over the October 31, 2008 closing price of $1.00.

We believe the Transaction provides the Company’s shareholders an opportunity for certainty in the value of their shares, as well as liquidity with respect to their shares-opportunities we believe the shareholders would not otherwise be able to obtain in light of the recent market volatility, coupled with the Company’s small public float and limited trading volume.

Given our level of familiarity with the Company, we are prepared to negotiate and sign a definitive agreement on an accelerated basis.  The Transaction will be fully funded in cash by us.  We understand that it is typical and advisable for the Board of Directors of LOUD to establish a special committee of independent directors (the “Special Committee”) to review our proposal and recommend acceptance or rejection of our proposal. We also understand that the Special Committee will retain its own advisors to assist it.

We reserve the right to modify or withdraw this proposal at any time prior to the execution and delivery of a definitive agreement.  We will not have any obligation to LOUD or its shareholders with respect to this proposal unless and until we execute and deliver a definitive agreement, which must be in form and content satisfactory to us and our advisors.

Thank you for your consideration of this proposal. We ask that you respond as soon as possible so that we can jointly pursue this Transaction.

Very truly yours,

/s/ Scott W. Edwards
Scott W. Edwards
Vice President
Sun Mackie, LLC